東方有色集團有限公司*

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

[redacted]

03037364

RECEIVED NOV 13 2003 181

3rd November, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

BY AIRMAIL

SEC FILE NO. 82-3735

SUPPL

Dear Sirs,

Re: ONFEM Holdings Limited (the "Company")
- Information furnished pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934 (the "Act")

In order to maintain the Company's exemption from Section 12(g) of the Act pursuant to Rule 12g(3)-2(b) under the Act, we submit herewith two copies of an announcement of the Company dated 31st October, 2003.

The enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

Yours faithfully,
For and on behalf of
ONFEM HOLDINGS LIMITED

Eva Siu
Enclosures

dlw 11/17

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

延遲寄發通函
關連交易

由於本公司需要更多時間蒐集及整理將刊載於通函內與上述事項有關之資料及獨立財務顧問需要更多時間將其向本公司獨立董事委員會發出之意見函件定稿，本公司已於二零零三年十月三十一日向聯交所申請將寄發通函之日期由二零零三年十一月三日延遲至二零零三年十一月十日。

謹此提述東方有色集團有限公司(「**本公司**」)日期為二零零三年十月十日有關(其中包括)東方有色集團與本公司之非全資附屬公司之若干關連交易之公佈(「**該公佈**」)。除文義另有所指外，本公佈所採用之詞語與該公佈所界定者具相同涵義。

根據上市規則第14.29(2)條，本公司須於該公佈刊發後21日內向其股東寄發一份通函(「**通函**」)。由於本公司需要更多時間蒐集及整理將刊載於通函內之有關資料及獨立財務顧問需要更多時間將其向本公司獨立董事委員會發出之意見函件定稿，本公司已於二零零三年十月三十一日向聯交所申請將寄發通函之日期由二零零三年十一月三日延遲至二零零三年十一月十日。

承董事會命
董事總經理
王幸東

香港，二零零三年十月三十一日

* *僅供識別*

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

延遲寄發通函

關連交易

由於本公司需要更多時間蒐集及整理將刊載於通函內與上述事項有關之資料及獨立財務顧問需要更多時間將其向本公司獨立董事委員會發出之意見函件定稿，本公司已於二零零三年十月三十一日向聯交所申請將寄發通函之日期由二零零三年十一月三日延遲至二零零三年十一月十日。

謹此提述東方有色集團有限公司(「**本公司**」)日期為二零零三年十月十日有關(其中包括)東方有色集團與本公司之非全資附屬公司之若干關連交易之公佈(「**該公佈**」)。除文義另有所指外，本公佈所採用之詞語與該公佈所界定者具相同涵義。

根據上市規則第14.29(2)條，本公司須於該公佈刊發後21日內向其股東寄發一份通函(「**通函**」)。由於本公司需要更多時間蒐集及整理將刊載於通函內之有關資料及獨立財務顧問需要更多時間將其向本公司獨立董事委員會發出之意見函件定稿，本公司已於二零零三年十月三十一日向聯交所申請將寄發通函之日期由二零零三年十一月三日延遲至二零零三年十一月十日。

承董事會命
董事總經理
王幸東

香港，二零零三年十月三十一日

*　*僅供識別*

The Standard 3 November 2003, Monday Notices C-22

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

DELAY IN DESPATCH OF CIRCULAR

CONNECTED TRANSACTIONS

As extra time is required for the Company to gather and compile relevant information to be incorporated into the Circular regarding the above matter and for the independent financial adviser to finalise its letter of advice to the independent board committee of the Company, the Company has made an application to the Stock Exchange on 31 October 2003 for an extension of time to despatch the Circular from 3 November 2003 to 10 November 2003.

Reference is made to the announcement of ONFEM Holdings Limited (the "**Company**") dated 10 October 2003 (the "**Announcement**") in relation to, among other things, certain connected transactions entered into between the ONFEM Group and the non wholly-owned subsidiaries of the Company. Capitalised terms used herein shall have the same meanings as defined in the Announcement unless otherwise stated.

Pursuant to Rule 14.29(2) of the Listing Rules, a circular ("**Circular**") is required to be despatched by the Company to its Shareholders within 21 days after the publication of the Announcement. As extra time is required for the Company to gather and compile relevant information to be incorporated into the Circular and for the independent financial adviser to finalise its letter of advice to the independent board committee of the Company, the Company has made an application to the Stock Exchange on 31 October 2003 for an extension of time to despatch the Circular from 3 November 2003 to 10 November 2003.

By order of the Board
Wang Xingdong
Managing Director

Hong Kong, 31 October 2003

The Standard 3 November 2003, Monday Notices C-22

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

DELAY IN DESPATCH OF CIRCULAR

CONNECTED TRANSACTIONS

As extra time is required for the Company to gather and compile relevant information to be incorporated into the Circular regarding the above matter and for the independent financial adviser to finalise its letter of advice to the independent board committee of the Company, the Company has made an application to the Stock Exchange on 31 October 2003 for an extension of time to despatch the Circular from 3 November 2003 to 10 November 2003.

Reference is made to the announcement of ONFEM Holdings Limited (the "**Company**") dated 10 October 2003 (the "**Announcement**") in relation to, among other things, certain connected transactions entered into between the ONFEM Group and the non wholly-owned subsidiaries of the Company. Capitalised terms used herein shall have the same meanings as defined in the Announcement unless otherwise stated.

Pursuant to Rule 14.29(2) of the Listing Rules, a circular ("**Circular**") is required to be despatched by the Company to its Shareholders within 21 days after the publication of the Announcement. As extra time is required for the Company to gather and compile relevant information to be incorporated into the Circular and for the independent financial adviser to finalise its letter of advice to the independent board committee of the Company, the Company has made an application to the Stock Exchange on 31 October 2003 for an extension of time to despatch the Circular from 3 November 2003 to 10 November 2003.

By order of the Board
Wang Xingdong
Managing Director

Hong Kong, 31 October 2003